SUBSIDIARIES OF REGISTRANT

Subsidiary	Place of Incorporation

First Citizens National Bank	Tennessee
Southern Heritage Bank	Tennessee
First Citizens Financial Plus, Inc.	Tennessee
White and Associates/First Citizens Insurance, LLC	Tennessee
First Citizens Investments, Inc.	Nevada
First Citizens Holdings, Inc.	Nevada
First Citizens Properties, Inc.	Maryland